
HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Tonopah
Goldfield
Caliente
Las Vegas
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM

SAGUARO RESOURCES, INC.

SKY 1-4 CLAIMS

T5S-R41E, SEC. 35

LOCATION MAP

ESMERALDA CO., NEVADA

SCALE: AS SHOWN | DATE: AUG. 2008

DRAWN BY: J.M. | FIGURE: 1


SKY CLAIMS
T 5 S
T 6 S
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS
T 5 S - R 41 E . SECT. 35 NW 1/4
CLAIM MAP
SCALE : AS SHOWN
DRAWN BY : J.M.
DATE AUG. 2008


SKY CLAIMS
T5S
T6S
T7S
T8S
T9S
T10S
T11S
R39E
R40E
R41E
R42E
R43E
117°30'
CALIFORNIA
AFTER U.S.G.S. BULLETIN 78, PLATE 1
For legend see Fig. 3b
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS LIDA QUADRANGLE
T5S-R41E, SECT. 35 NW 1/4
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM.
SCALE: 1:250,000
DATE: AUG. 2008
DRAWN BY: J.M.
FIGURE: 3a
N
PROFESSIONAL GEOCHEMIST
PROVINCE OF BRITISH COLUMBIA
J. W. McLEOD


After U.S.G.S. BULLETIN 78, PLATE I
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS LIDA QUADRANGLE
T5S - R41E, SECT. 35 NW 1/4
LEGEND FOR FIG. 3a
ESMERALDA CO.,NEVADA
SCALE: —
DATE: AUG. 2008
DRAWN BY: J.M.
FIGURE: 3b
PROFESSIONAL
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA
GEOSCIENTIST

CHONG


SKY CLAIMS
EXPLANATION
Magnetic contours
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS LIDA QUADRANGLE
T5S-R41E, SEC. 35 NW 1/4
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM
SCALE 1:250,000
DATE AUG 2008
DRAWN BY J.M.
FIGURE 4
N
After U.S.G.S. Map GP-753